Exhibit 99.1

ArcelorMittal reports fourth quarter 2019 and full year 2019 results

Luxembourg, February 6, 2020 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and twelve-month periods ended December 31, 2019.

2019 key highlights:

•
Against a challenging market backdrop in 2019, ArcelorMittal generated $2.4bn free cash flow (net cash provided by operating activities of $6.0bn less capex of $3.6bn) and reported a net loss of $2.5bn (adjusted net income of $0.3bn, excluding impairment and exceptional items)[3]

•	Ended the year with gross debt of $14.3bn and net debt of $9.3bn (the lowest level since the merger); targeting achievement of the $7bn net debt objective by end of 2020
•	Achieved further $0.4bn of Action2020 gains, with identified new cost improvement opportunities totalling $1bn to be targeted in 2020
•	Completed the acquisition of Essar Steel India in partnership with Nippon Steel
Outlook for 2020:
•	There are signs that the real demand slowdown is beginning to stabilise, and the supportive inventory environment means that we expect apparent steel consumption in our core markets to grow in 2020
•	Certain cash needs of the business expected to be approximately $4.5bn (vs. $5.0bn in 2019, primarily due to lower planned capex)

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Sales	15,514	16,634	18,327	70,615	76,033
Operating (loss) / income	(1,535)	297	1,042	(627)	6,539
Net (loss)/income attributable to equity holders of the parent	(1,882)	(539)	1,193	(2,454)	5,149
Basic (loss)/earnings per common share (US$)	(1.86)	(0.53)	1.18	(2.42)	5.07

Operating (loss) / income / tonne (US$/t)	(78)	15	51	(7)	78
EBITDA	925	1,063	1,951	5,195	10,265
EBITDA/ tonne (US$/t)	47	53	96	61	122
Steel-only EBITDA/ tonne (US$/t)	32	34	79	42	107

Crude steel production (Mt)	19.8	22.2	22.8	89.8	92.5
Steel shipments (Mt)	19.7	20.2	20.2	84.5	83.9
Own iron ore production (Mt)	14.8	13.6	14.9	57.1	58.5
Iron ore shipped at market price (Mt)	9.6	8.4	10.0	37.1	37.6

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“2019 was a very tough year, clearly reflected in our significantly reduced profitability. However, our cash generation remained strong helping to reduce net debt to the lowest ever level. This demonstrates the contribution of our Action2020 programme which was designed to ensure ArcelorMittal can be cash flow positive through all aspects of the steel cycle. We expect to make further deleveraging progress this year.

“Maintaining a strong balance sheet and reaching our net debt target is a clear priority for ArcelorMittal. Having now completed the acquisition of Essar Steel India in partnership with Nippon Steel, we have also secured a new opportunity for the group in the fast-growing Indian market. The asset is performing well and offers considerable brownfield potential aligned with the country’s ambition to triple crude steel production over the next ten years.

“We also continue to invest strategically in research and development, including lower carbon steel-making processes and low carbon products. Steel has the potential to significantly reduce its carbon emissions, but new policy will be vital. In this regard we are encouraged by the position adopted by the new European Commission, including their support for a carbon border equalisation.

“Although market conditions remain challenging, there are encouraging early signs of improvement particularly in our core markets of US, Europe and Brazil. With inventory levels having reached a very low level following a period of de-stocking, we are seeing customers return to the market, supporting an improved pricing environment.”

Sustainable development and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate
Health and safety performance2 (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel and contractors lost time injury frequency (LTIF) rate was 1.25x in fourth quarter of 2019 ("4Q 2019") as compared to 1.36x in the third quarter of 2019 (“3Q 2019”). LTIF (inclusive of ArcelorMittal Italia) in the twelve months of 2019 (“12M 2019”) was 1.21x.
Excluding the impact of ArcelorMittal Italia, the LTIF was 0.84x for 4Q 2019 as compared to 0.82x for 3Q 2019 and 0.70x for the fourth quarter of 2018 (“4Q 2018”). LTIF (excluding the impact of ArcelorMittal Italia) for 12M 2019 was 0.75x as compared to 0.69x for twelve months of 2018 ("12M 2018").
The Company’s efforts to improve its health and safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.
Own personnel and contractors - Frequency rate
Lost time injury frequency rate	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Mining	1.27	1.53	0.64	0.97	0.61
NAFTA	0.63	0.54	0.37	0.58	0.53
Brazil	0.32	0.21	0.28	0.36	0.36
Europe	1.06	1.18	1.11	1.00	0.93
ACIS	0.83	0.59	0.59	0.69	0.61
Total Steel	0.78	0.71	0.71	0.73	0.70
Total (Steel and Mining) excluding ArcelorMittal Italia	0.84	0.82	0.70	0.75	0.69
ArcelorMittal Italia	10.61	13.45	-	11.13	-
Total (Steel and Mining) including ArcelorMittal Italia	1.25	1.36	-	1.21	-

Key sustainable development highlights for 4Q 2019:
•
Following the public launch in December 2019 of the ResponsibleSteel standard, the first multi-stakeholder ESG standard for the steel industry, ArcelorMittal committed to a target of certifying 100% Europe Flat steel sites to ResponsibleSteel site standards by the end of 2020.

•
ArcelorMittal announced a new target of reducing its CO2 emissions in Europe by 30% by 2030 over a baseline of 2018. This further supports its ambition announced in May 2019 of being carbon neutral in Europe by 2050.

•
ArcelorMittal has been recognized by CDP for its leadership on corporate transparency and action on climate change. Of the >8,000 companies worldwide who were scored on their 2019 disclosures, ArcelorMittal scored an A- in the 2019 CDP Climate Change assessment and designated as “leadership level”. The positive score reflects CDP’s assessment of ArcelorMittal’s carbon ambitions, our disclosure of climate related financial risks and opportunities, and our work on a broad portfolio of low-emissions technologies designed to reduce carbon emissions, all detailed in our “Climate Action” report published in May last year.

Analysis of results for the twelve months ended December 31, 2019 versus results for the twelve months ended December 31, 2018
Total steel shipments for 12M 2019 were 84.5 million metric tonnes representing an increase of 0.8% as compared to 83.9 million metric tonnes in 12M 2018, primarily due to higher steel shipments in Europe (+3.2%) due to the impact of the consolidation of ArcelorMittal Italia as from November 1, 2018, offset in part by the remedy asset sales related to the  ArcelorMittal Italia acquisition (completed June 30, 2019) and ongoing weak demand driven by macroeconomic headwinds including declines in automobile production. Weaker domestic apparent demand conditions led to lower shipments in NAFTA (-5.1%), while weaker export markets led to lower shipments in ACIS (-1.7%) and Brazil (-2.4%). Excluding the impact of ArcelorMittal Italia, Votorantim, and remedy asset sales, steel shipments in 12M 2019 were 1.4% lower as compared to 12M 2018.
Sales for 12M 2019 decreased by 7.1% to $70.6 billion as compared with $76.0 billion for 12M 2018, primarily due to lower average steel selling prices (-9.6%) offset in part by higher steel shipments (+0.8%) and higher marketable iron ore selling price (+34.3%).
Depreciation of $3.1 billion for 12M 2019 was higher as compared with $2.8 billion in 12M 2018. Depreciation charges for 2019 include the depreciation of right-of-use assets recognized in property, plant and equipment under IFRS 16 "Leases"4, which were previously recorded as lease expenses in cost of sales and selling, general and administrative expenses. FY 2020 depreciation is expected to be approximately $3.0 billion (based on current exchange rates).
Impairment charges for 12M 2019 were $1.9 billion related to impairment of the fixed assets of ArcelorMittal USA ($1.3 billion), following impairment assessments performed in the second and fourth quarters of 2019, primarily resulting from decreases in the near-term average selling price assumptions, remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment charges in South Africa ($0.1 billion). Impairment charges net of purchase gains for 12M 2018 were $810 million and included $0.7 billion primarily related to Ilva acquisition and the remedy asset sales for the Ilva acquisition and $0.1 billion related to the remedy package required for the approval of the Votorantim acquisition5.
Exceptional items for 12M 2019 were charges of $828 million as compared to charges of $117 million for 12M 2018. Exceptional items for 12M 2019 primarily include inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. Exceptional items for 12M 2018 primarily consisted of $113 million in charges related to a blast furnace dismantling in Florange (France), $60 million in charges related to the new collective labour agreement in the US (including a signing bonus), a $146 million provision taken in 1Q 2018 in respect of a litigation case that was paid in 3Q 20186 offset in part by PIS/COFINS tax credits13 related to prior periods recognized in Brazil of $202 million.
Operating loss for 12M 2019 was $627 million as compared to an operating income of $6.5 billion in 12M 2018, primarily impacted by weaker operating conditions (negative price-cost effect in steel segments) reflecting both the decline in steel prices and higher raw material costs (due in particular to supply-side developments in Brazil) and impairment and exceptional items as discussed above, offset in part by improved mining segment performance (driven by higher seaborne iron ore reference prices +34.3%). The raw material prices increased during 12M 2019 and for the most part of the year remained disconnected from steel fundamentals, compressing steel spreads to unsustainably low levels.
Income from associates, joint ventures and other investments for 12M 2019 was lower at $347 million as compared to $652 million for 12M 2018 driven by lower profitability of Calvert and Chinese investee. Income in 12M 2019 included dividend income from Erdemir of $93 million as compared to $87 million in 12M 2018.

Net interest expense was lower at $607 million for 12M 2019, as compared to $615 million in 12M 2018. The Company expects full year 2020 net interest expense to be approximately $0.5 billion.
Foreign exchange and other net financing losses were $1.0 billion for 12M 2019 as compared to losses of $1.6 billion for 12M 2018. Foreign exchange gain for 12M 2019 was $4 million as compared to losses of $235 million in 12M 2018. 12M 2019 includes non-cash mark-to-market losses related to the mandatory convertible bond call option following the market price decrease of the underlying shares totalling $356 million as compared to a loss of $501 million in 12M 2018.
ArcelorMittal recorded an income tax expense of $459 million for 12M 2019 as compared to tax benefit of $349 million for 12M 2018. The difference originates from a deferred tax benefit recorded mainly in Luxembourg in 2018.
ArcelorMittal’s net loss for 12M 2019 was $2.5 billion (or $2.42 basic loss per common share), as compared to a net income in 12M 2018 of $5.1 billion (or $5.07 basic earnings per common share).
Analysis of results for 4Q 2019 versus 3Q 2019 and 4Q 2018
Total steel shipments in 4Q 2019 were 2.3% lower at 19.7Mt as compared with 20.2Mt for 3Q 2019 primarily due to lower steel shipments in Europe (-4.2%), NAFTA (-2.1%) and Brazil (-3.3%), offset in part by an improvement in ACIS (+9.8%, across Ukraine and Kazakhstan). Total steel shipments in 4Q 2019 were 2.5% lower as compared with 20.2Mt for 4Q 2018. Excluding the impact of the ArcelorMittal Italia acquisition and the remedy asset sales, steel shipments were 0.2% lower as compared to 4Q 2018.
Sales in 4Q 2019 were $15.5 billion as compared to $16.6 billion for 3Q 2019 and $18.3 billion for 4Q 2018. Sales in 4Q 2019 were 6.7% lower as compared to 3Q 2019 primarily due to lower average steel selling prices (-7.0%) and lower steel shipments (-2.3%), lower realized iron ore pricing following lower seaborne reference prices and the reduced premia for high grade product including pellet11, offset in part by higher market-priced iron ore shipments (+14.8%). Sales in 4Q 2019 were 15.4% lower as compared to 4Q 2018 primarily due to lower average steel selling prices (-16.2%), lower steel shipments (-2.5%) and lower market-priced iron ore shipments (-3.2%) offset in part by higher seaborne iron ore reference prices (+24.3%).
Depreciation for 4Q 2019 was higher at $802 million as compared to $766 million for 3Q 2019. Depreciation for 4Q 2019 was higher than $723 million in 4Q 2018 primarily due to the impact of IFRS 16.
Impairment charges for 4Q 2019 were $830 million and related to impairment of the fixed assets of ArcelorMittal USA ($0.7 billion) following impairment assessments performed during the quarter, primarily resulting from a further decrease in the near-term average selling price assumption and in South Africa ($0.1 billion, primarily related to the fixed assets of Newcastle Works in South Africa following lower domestic volumes). Impairment charges for 3Q 2019 were nil. Impairment charges net of purchase gains for 4Q 2018 were $215 million3 and primarily related to Ilva and the remedy asset sales for the Ilva acquisition.
Exceptional items for 4Q 2019 of $828 million primarily include inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. Exceptional items for 3Q 2019 were nil. Exceptional items for 4Q 2018 were $29 million primarily related to income of $202 million for PIS/COFINS tax credits related to prior periods recognized in Brazil, offset in part by $113 million in charges related to a blast furnace dismantling in Florange (France), and $60 million related to the new collective labour agreement in the US (including a signing bonus).

Operating loss for 4Q 2019 was $1.5 billion as compared to an operating income for 3Q 2019 of $297 million and an operating income of $1.0 billion in 4Q 2018. Operating results for 4Q 2019 and 4Q 2018 were impacted by impairment charges net of purchase gains and exceptional items as discussed above.
Income from associates, joint ventures and other investments for 4Q 2019 was $20 million as compared to $25 million for 3Q 2019. Income from associates, joint ventures and other investments for 4Q 2018 of $227 million was positively impacted by $0.1 billion in currency translation gains following the disposal of ArcelorMittal’s investment in MacSteel (South Africa).
Net interest expense in 4Q 2019 was $140 million as compared to $152 million in 3Q 2019 and $140 million in 4Q 2018.
Foreign exchange and other net financing losses in 4Q 2019 were $117 million as compared to $524 million for 3Q 2019 and $556 million in 4Q 2018. Foreign exchange gain for 4Q 2019 was $130 million as compared to foreign exchange loss of $112 million and $7 million, in 3Q 2019 and 4Q 2018, respectively. 4Q 2019 includes non-cash mark-to-market losses of $52 million related to the mandatory convertible bonds call option; such losses amounted to $243 million in 3Q 2019 and $443 million in 4Q 2018.
ArcelorMittal recorded an income tax expense of $125 million in 4Q 2019 as compared to $185 million for 3Q 2019 and $711 million income tax benefit for 4Q 2018. The income tax benefit for 4Q 2018 includes a $0.8 billion deferred tax benefit recorded mainly in Luxembourg.
ArcelorMittal recorded a net loss for 4Q 2019 of $1.9 billion (or $1.86 basic loss per common share), as compared to net loss for 3Q 2019 of $0.5 billion (or $0.53 basic loss per common share), and a net income for 4Q 2018 of $1.2 billion (or $1.18 basic earnings per common share).

Analysis of segment operations
NAFTA
(USDm) unless otherwise shown	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Sales	4,020	4,395	4,857	18,555	20,332
Operating (loss) / income	(912)	(24)	310	(1,259)	1,889
Depreciation	(152)	(147)	(127)	(570)	(522)
Impairment	(700)	—	—	(1,300)	—
Exceptional items	(200)	—	(60)	(200)	(60)
EBITDA	140	123	497	811	2,471
Crude steel production (kt)	5,261	5,658	5,026	21,897	22,559
Steel shipments (kt)	5,029	5,135	5,173	20,921	22,047
Average steel selling price (US$/t)	731	792	882	810	852
NAFTA segment crude steel production decreased by 7.0% to 5.3Mt in 4Q 2019 as compared to 5.7Mt in 3Q 2019, partly due to planned outages both in flat and long product operations adjusting to weaker demand.
Steel shipments in 4Q 2019 decreased by 2.1% to 5.0Mt as compared to 5.1Mt in 3Q 2019, primarily due to a 2.9% decline in flat steel shipments.
Sales in 4Q 2019 decreased by 8.5% to $4.0 billion as compared to $4.4 billion in 3Q 2019, primarily due to a 7.8% decline in average steel selling prices (with flat and long products down 7.4% and 6.8%, respectively) and the ongoing supply chain destock resulting in lower steel shipments.
Impairment charges for 4Q 2019 were $700 million related to a further impairment of the fixed assets of ArcelorMittal USA following impairment assessments performed during the quarter, primarily resulting from a further decrease in the near-term average selling prices assumption. Impairment charges for 3Q 2019 and 4Q 2018 were nil.
Exceptional items for 4Q 2019 were $200 million and relate to inventory related charges following a period of exceptionally weak steel pricing. Exceptional items for 4Q 2018 were $60 million related to the new collective labour agreement in the US (which included a signing bonus).
Operating loss in 4Q 2019 was $912 million as compared to $24 million in 3Q 2019 and an operating income of $310 million in 4Q 2018. Operating results for 4Q 2019 and 4Q 2018 were impacted by the impairment and exceptional items as discussed above.
EBITDA in 4Q 2019 of $140 million was broadly stable as compared to $123 million in 3Q 2019 with the negative impact from lower average steel selling prices and steel shipment volumes offset by lower costs following the decline in raw material costs including lower iron ore pellet premiums. EBITDA in 4Q 2019 decreased by 71.9% as compared to $497 million in 4Q 2018 primarily due to negative price-cost effect and lower steel shipments.

Brazil
(USDm) unless otherwise shown	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Sales	1,902	1,929	2,429	8,113	8,711
Operating income	177	196	398	846	1,356
Depreciation	(63)	(62)	(84)	(274)	(298)
Impairment	—	—	—	—	(86)
Exceptional items	—	—	202	—	202
EBITDA	240	258	280	1,120	1,538
Crude steel production (kt)	2,489	2,669	3,191	11,001	12,264
Steel shipments (kt)	2,717	2,810	3,053	11,192	11,464
Average steel selling price (US$/t)	628	676	687	679	719
Brazil segment crude steel production decreased by 6.7% to 2.5Mt in 4Q 2019 as compared to 2.7Mt for 3Q 2019, primarily due to decline in long products. Flat steel production remained stable following the ongoing stoppage of ArcelorMittal Tubarão's blast furnace #2 in response to deteriorating export market conditions.
Steel shipments in 4Q 2019 decreased by 3.3% to 2.7Mt as compared to 2.8Mt in 3Q 2019, primarily due to seasonality and lower exports of long products. Overall long products shipments decreased by 10.4% while flat products improved by 2.6%.
Sales in 4Q 2019 remained stable at $1.9 billion as compared to 3Q 2019. Sales in 4Q 2019 were impacted by 7.2% lower average steel selling prices and lower steel shipments while 3Q 2019 sales were negatively impacted by hyperinflation impact in Argentina.
Exceptional items for 4Q 2018 was an income of $202 million related to PIS/COFINS tax credits for prior periods recognized in Brazil.
Operating income in 4Q 2019 declined to $177 million as compared to $196 million in 3Q 2019 and $398 million in 4Q 2018. Operating results for 4Q 2018 were impacted by the exceptional gain as discussed above.
EBITDA in 4Q 2019 decreased by 6.9% to $240 million as compared to $258 million in 3Q 2019 primarily due to lower steel shipments. EBITDA in 4Q 2019 was 14.1% lower as compared to $280 million in 4Q 2018 primarily due to lower steel shipment volumes (-11.0%).
Europe
(USDm) unless otherwise shown	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Sales	8,035	8,796	9,761	37,721	40,488
Operating (loss) / income	(649)	(168)	98	(1,107)	1,632
Depreciation	(323)	(311)	(323)	(1,256)	(1,195)
Impairment charges net of purchase gains	(28)	—	(215)	(525)	(724)
Exceptional items	(456)	—	(113)	(456)	(259)
EBITDA	158	143	749	1,130	3,810
Crude steel production (kt)	9,030	10,432	11,580	43,913	44,693
Steel shipments (kt)	9,290	9,698	10,098	42,352	41,020
Average steel selling price (US$/t)	654	686	771	696	787
Europe segment crude steel production decreased by 13.4% to 9.0Mt in 4Q 2019 as compared to 10.4Mt in 3Q 2019.  As previously announced in May 2019, the 4.2Mt annualized flat steel production curtailments to bring supply in line with addressable demand that took effect in part in 3Q 2019 were completed as scheduled in 4Q 2019 including curtailments at Krakow (flat production down 16% vs prior quarter). Europe segment crude steel production decreased by 22.0% to 9.0Mt in 4Q 2019 as compared to 11.6Mt in 4Q 2018 (18.7% lower excluding the impact of ArcelorMittal Italia and sale of remedy assets).

Steel shipments in 4Q 2019 decreased by 4.2% to 9.3Mt as compared to 9.7Mt in 3Q 2019 primarily driven by lower flat steel shipments (-5.5%) driven by ongoing weak demand driven by macroeconomic headwinds including declines in automobile production. Steel shipments were 8.0% lower in 4Q 2019 as compared to 4Q 2018 (4.0% lower excluding the impact of ArcelorMittal Italia and sale of remedy assets).
Sales in 4Q 2019 were $8.0 billion, 8.6% lower as compared to $8.8 billion in 3Q 2019, with 4.7% lower average steel selling prices (flat and long products prices down 4.7% and 6.1%, respectively) and lower steel shipments, as discussed above.
Impairment charges net of purchase gains for 4Q 2019 were $28 million. Impairment for 3Q 2019 was nil. Impairment charges net of purchase gains for 4Q 2018 were $215 million primarily related to Ilva and the remedy asset sales for the Ilva acquisition.
Exceptional items for 4Q 2019 were $456 million and primarily include inventory related charges following a period of exceptionally weak steel pricing. Exceptional items for 4Q 2018 were $113 million related to a blast furnace dismantling in Florange (France).
Operating loss in 4Q 2019 was $649 million as compared to an operating loss in 3Q 2019 of $168 million and an operating income of $98 million in 4Q 2018. Operating results for 4Q 2019 and 4Q 2018 were impacted by impairment charges and exceptional items as discussed above.
EBITDA in 4Q 2019 of $158 million was broadly stable as compared to $143 million in 3Q 2019. The negative impact from lower volumes and lower average selling prices was offset by lower costs, including the benefit of reduced high-cost capacity, the impact of declining raw material basket prices and lower iron ore pellet premium.
EBITDA in 4Q 2019 decreased by 78.9% as compared to $749 million in 4Q 2018 primarily due to negative price-cost effect and losses of ArcelorMittal Italia.
For the purposes of comparison with previous periods it should be noted that the EBITDA contribution of ArcelorMittal Italia (former Ilva assets) for 12M 2019 deteriorated by $0.6 billion vs. 12M 2018 consolidated as from November 1, 2018.

ACIS
(USDm) unless otherwise shown	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Sales	1,632	1,654	1,763	6,837	7,961
Operating (loss) / income	(238)	35	121	(25)	1,094
Depreciation	(105)	(93)	(77)	(364)	(311)
Impairment	(102)	—	—	(102)	—
Exceptional items	(76)	—	—	(76)	—
EBITDA	45	128	198	517	1,405
Crude steel production (kt)	2,973	3,450	2,975	12,998	13,022
Steel shipments (kt)	2,985	2,718	2,669	11,547	11,741
Average steel selling price (US$/t)	460	532	561	517	598
ACIS segment crude steel production in 4Q 2019 decreased by 13.8% to 3.0Mt as compared to 3.5Mt in 3Q 2019 primarily due to lower production in Ukraine and South Africa following weak market conditions.
Steel shipments in 4Q 2019 increased by 9.8% to 3.0Mt as compared to 2.7Mt as at 3Q 2019, due to improvements in Kazakhstan following maintenance of the hot strip mill and timing of shipments in Ukraine (both impacting 3Q 2019), offset in part by lower shipments in South Africa due to weaker demand.
Sales in 4Q 2019 decreased marginally by 1.3% to $1.6 billion as compared to $1.7 billion in 3Q 2019 primarily due to lower average steel selling prices (-13.6%), offset in part by higher steel shipments.
Impairment charges for 4Q 2019 was $0.1 billion primarily related to the fixed assets of Newcastle Works in South Africa following lower domestic volumes.
Exceptional items for 4Q 2019 were $76 million and primarily include closure costs related to Saldanha and retrenchment costs in relation to announced Section 189 process in Saldanha (South Africa).
Operating loss in 4Q 2019 was $238 million as compared to operating income of $35 million in 3Q 2019 and $121 million in 4Q 2018.
EBITDA decreased by 65.1% to $45 million in 4Q 2019 as compared to $128 million in 3Q 2019 primarily due to negative price-cost effect offset in part by higher steel shipment volumes. EBITDA in 4Q 2019 was lower as compared to $198 million in 4Q 2018, primarily due to negative price-cost effect offset in part by higher steel shipment volumes.

Mining
(USDm) unless otherwise shown	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Sales	1,105	1,182	1,114	4,837	4,211
Operating income	185	260	241	1,215	860
Depreciation	(116)	(112)	(102)	(448)	(418)
EBITDA	301	372	343	1,663	1,278

Own iron ore production (Mt)	14.8	13.6	14.9	57.1	58.5
Iron ore shipped externally and internally at market price (a) (Mt)	9.6	8.4	10.0	37.1	37.6
Iron ore shipment - cost plus basis (Mt)	5.8	6.2	5.7	22.2	20.6
Own coal production (Mt)	1.4	1.4	1.3	5.5	5.9
Coal shipped externally and internally at market price (a) (Mt)	0.7	0.7	0.7	2.8	2.5
Coal shipment - cost plus basis (Mt)	0.7	0.8	0.7	2.9	3.3
(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines
Own iron ore production in 4Q 2019 increased by 9.5% to 14.8Mt as compared to 13.6Mt in 3Q 2019, primarily due to higher production at ArcelorMittal Mines Canada7 (AMMC) following an electrical failure in the prior quarter which led to a temporary stoppage of the concentrator and a seasonal recovery in production at ArcelorMittal Liberia (following rainy season during the prior quarter). Own iron ore production in 4Q 2019 decreased by 0.7% as compared to 4Q 2018 primarily due to higher production in Kazakhstan offset part by lower AMMC production.
Market-priced iron ore shipments in 4Q 2019 increased by 14.8% to 9.6Mt as compared to 8.4Mt in 3Q 2019, primarily driven by higher shipments in AMMC and seasonal pick up in market-priced iron ore shipments in Liberia. Market-priced iron ore shipments in 4Q 2019 were 3.2% lower as compared to 4Q 2018 driven by lower shipments in AMMC and Brazil, offset by higher shipments in Ukraine. Market-priced iron ore shipments for 12M 2019 declined by 1.4% as compared to 12M 2018, marginally below the stable year on year guidance due to slow ramp-up of the concentrator in AMMC.
Market-priced iron ore shipments for FY 2020 are expected to be stable as compared to FY 2019.
Own coal production in 4Q 2019 of 1.4Mt decreased 6.2% as compared 3Q 2019 primarily due to lower production at Princeton (US) and in Temirtau (Kazakhstan). Own coal production in 4Q 2019 increased by 4.1% to 1.4Mt as compared to 1.3Mt in 4Q 2018 due to higher production at Temirtau (Kazakhstan) offset in part by lower Princeton production.
Market-priced coal shipments in 4Q 2019 remained stable at 0.7Mt as compared to 3Q 2019 and 4Q 2018.
Operating income in 4Q 2019 decreased by 29.0% to $185 million as compared to $260 million in 3Q 2019 and decreased by 23.3% as compared to $241 million in 4Q 2018.
EBITDA in 4Q 2019 decreased by 19.1% to $301 million as compared to $372 million in 3Q 2019, primarily due to the impact of lower seaborne iron ore reference price (-12.8%), lower iron ore quality premia, as well as the impact of lower seaborne marketable coking coal prices (-13.5%), offset in part by higher market-priced iron ore shipments (+14.8%). EBITDA in 4Q 2019 was 12.2% lower as compared to $343 million in 4Q 2018, primarily due to lower market-priced iron ore shipments (-3.2%), lower iron ore quality premia as well as the impact of lower seaborne marketable coking coal prices (-36.9%), offset in part by higher seaborne iron ore reference prices (+24.3%).

Liquidity and Capital Resources
For 4Q 2019 net cash provided by operating activities was $2,932 million as compared to $328 million in 3Q 2019 and $2,170 million in 4Q 2018. Net cash provided by operating activities in 4Q 2019 includes in part a working capital release of $2,600 million as compared to a working capital investment of $203 million in 3Q 2019 and a working capital release of $430 million in 4Q 2018.
The 12M 2019 working capital release of $2.2 billion was driven by inventories, sales prices and raw material costs as well as improved receivables. The 12M 2018 working capital investment was $4.4 billion.
Net cash used in investing activities during 4Q 2019 was $1,751 million as compared to $816 million during 3Q 2019 and $1,926 million in 4Q 2018. Capex decreased to $815 million in 4Q 2019 as compared to $941 million in 3Q 2019 and $1,156 million in 4Q 2018. FY 2019 capex was $3.6 billion marginally above the guidance of $3.5 billion. The Company maintains the ability to adapt its capex plans to the operating environment and now expects FY 2020 to be approximately $3.2 billion.
Net cash used in other investing activities in 4Q 2019 of $936 million primarily includes the final net $0.6 billion contribution to the AMNS India JV and $0.4 billion cash outflow in relation to the Indian rupee rolling hedge10 entered into in connection with the acquisition of Essar Steel India (neutralising the $0.4 billion collected since the hedge was entered into during 2018 and 2019). In aggregate, including the $1.0 billion paid out in relation to this transaction in 4Q 2018 brings ArcelorMittal’s total equity contribution to the JV of $1.6 billion.
Net cash provided by other investing activities in 3Q 2019 of $125 million primarily includes net proceeds from the sale of our remaining 2.6% stake in Gerdau ($116 million cash received following sale of 30 million shares) and final installment of disposal proceeds from ArcelorMittal USA's 21% stake in the Empire Iron Mine Partnership ($44 million), offset by the quarterly lease payment for ArcelorMittal Italia. Cash used in other investing activities in 4Q 2018 of $770 million primarily includes $1.0 billion investment for the Uttam Galva and KSS Petron debts (India), quarterly lease payment for Ilva acquisition offset in part by MacSteel (South Africa) disposal proceeds ($220 million).
Net cash provided by financing activities in 4Q 2019 was $19 million as compared to $659 million in 3Q 2019 and net cash used in financing activities in 4Q 2018 of $411 million (primarily included repayment of short-term facilities).
In 4Q 2019, net cash provided by financing activities includes a net inflow of $126 million primarily related to the bond issuance of €1.5 billion ($1,640 million) via 2 tranches: €750 million with 3.5 year maturity (May 2023) at 1% and €750 million with 6 year maturity (November 2025) set at 1.75%, offset by repurchases via tender offer (€318 million of the €600 million 2.85% Notes due 2020 outstanding (52.99%) and €214 million of the €500 million 3.0% Notes due 2021 outstanding (42.90%)) and make whole redemption of the remaining outstanding amount ($756 million) of the 5.5% Notes due 2021. In 3Q 2019, net cash provided by financing activities includes a net inflow of $804 million primarily related to the net issuance and early redemption of bonds. In 4Q 2018, $406 million outflows primarily include repayment of short-term facilities.
During 4Q 2019, the Company paid dividends of $21 million mainly to minority shareholders in Bekaert (Brazil). During 3Q 2019, the Company paid dividends of $61 million mainly to minority shareholders in ArcelorMittal Mines Canada. During 4Q 2018, the Company paid dividends of $32 million primarily to minority shareholders in Bekaert (Brazil).

Outflows from lease payments and other financing activities (net) were $86 million for 4Q 2019 and $84 million for 3Q 2019 respectively, as compared to $27 million inflow in 4Q 2018. The increase year-on-year is as a result of the first-time application of IFRS 16 effective from January 1, 2019, as the repayments of the principal portion of the operating leases are presented under financing activities (previously reported under operating activities). 4Q 2018 also included the net proceeds from transactions with minority shareholders primarily in relation to the ArcelorMittal Italia transactions.
As of December 31, 2019, the Company’s cash and cash equivalents amounted to $5.0 billion as compared to $3.6 billion as of September 30, 2019 and $2.4 billion as of December 31, 2018.
Gross debt remained stable at $14.3 billion as of December 31, 2019, as compared to September 30, 2019 and increased as compared to $12.6 billion in December 31, 2018. As of December 31, 2019, net debt decreased by $1.3 billion to $9.3 billion as compared to $10.7 billion as of September 30, 2019 primarily driven by positive free cash flow (including the substantial 4Q 2019 working capital release), the sale of a 50% stake in shipping business ($0.4 billion)12 offset in part by the payment on the Essar Steel India acquisition and Indian rupee hedge.
As of December 31, 2019, the Company had liquidity of $10.5 billion, consisting of cash and cash equivalents of $5.0 billion and $5.5 billion of available credit lines8. The $5.5 billion credit facility contains a financial covenant not to exceed 4.25x Net debt / LTM EBITDA. As of December 31, 2019, the average debt maturity was 5.3 years.
Action2020 progress
The Company remains focussed on achieving its 2020 targets. The Company is four-fifths of the way along the Action2020 journey, with ongoing progress achieved in 2019 on its strategic Action2020 plan. We made further Action2020 gains in 2019 of $0.4 billion through cost/mix improvement, taking cumulative progress to $2.0 billion since 2016. Since market conditions have frustrated the Group’s efforts to increase volumes by the targeted amount, the Group has identified a further $1.0 billion of cost improvement plans to be targeted in 2020 as it seeks full achievement of the $3.0 billion Action2020 EBITDA improvement target.  Approximately one-third of these incremental savings will be from fixed cost reductions, including logistic savings and restructuring (i.e. Saldanha closure in South Africa). The remaining two-thirds of the improvements are targeted variable costs improvements including purchasing gains, yield, fuel rate and energy consumption improvements mainly in the US and Europe.
Key recent developments
•
On December 23, 2019, ArcelorMittal, announced it had signed a share purchase agreement with DryLog Ltd (DryLog) for the sale of a 50% stake in Global Chartering Limited (GCL), its wholly owned shipping business, and subsequently formed a 50:50 shipping joint venture with DryLog. The transaction closed on December 31, 2019. GCL currently operates 28 dry cargo vessels, which range from Supramax to Cape Size, 25 of which are on long-term leases and will be transferred into the joint venture, with the remaining three being owned outright. The JV will benefit from the combination of the two businesses respective knowledge and expertise, and ArcelorMittal’s extensive annual cargo commitments, a portion of which will be handled exclusively by the JV. It will also benefit from DryLog’s ability to optimise transport solutions and its technical and commercial vessel management expertise. These factors should enable the JV to grow its operations and become a significant player in the international shipping industry. The stake sale and JV formation is expected to reduce ArcelorMittal’s net debt by $530 million, with $400 million in 2019 and a further $130 million in early 2020. The transaction is part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021. The JV is accounted for using the equity method as from the acquisition date.

•
On December 20, 2019, ArcelorMittal announced that AM InvestCo had signed a non-binding agreement with the government appointed Ilva commissioners that forms a basis to continue negotiations on a new industrial plan for Ilva, including discussions on a substantial equity investment by a government-controlled entity. The new industrial plan would contemplate investments in green technology, including through a new company funded by public and private investors. In light of this, on December 20, 2019 the Civil Court of Milan granted the parties’ request to further postpone the hearing of the Ilva commissioners’ application for interim measures until February 7, 2020. Negotiations are ongoing; accordingly, it is currently unclear whether the hearing will take place as scheduled or be further postponed. Furthermore, in January 2020, the Taranto court of appeals granted the authorization for blast furnace number 2 at the Ilva site to continue operations, provided that the outstanding prescriptions (mainly the automation of the casting floor operations) are fulfilled within a year.

•
On December 16, 2019, ArcelorMittal announced that it had completed the acquisition of Essar Steel India Limited ("ESIL"), and simultaneously established a joint venture with Nippon Steel, called ArcelorMittal Nippon Steel India Limited (“AMNS India”), which will own and operate ESIL. ArcelorMittal holds 60 per cent of AMNS India, with Nippon Steel holding the balance.

•
On December 13, 2019, ArcelorMittal Europe announced a CO2 roadmap to reduce emissions by 30% by 2030. The target, for ArcelorMittal Europe – Flat Products, is in line with an ambition announced in May 2019 to be carbon neutral in Europe by 2050. The roadmap to achieve the 30% target is based on three distinct pathways that have the potential to deliver a significant reduction in carbon emissions, including:

▪	Clean power steelmaking, using clean power as the energy source for hydrogen-based steelmaking, and longer term for direct electrolysis steelmaking;
▪	Circular carbon steelmaking, which uses circular carbon energy sources, such as waste biomass, to displace fossil fuels in steelmaking, thereby enabling low-emissions steelmaking;
▪	Fossil fuel carbon capture and storage, where the current method of steel production is maintained but the carbon is then captured and stored or re-used rather than emitted into the atmosphere.
Key to the success of the roadmap, and ArcelorMittal Europe’s ambition to be carbon neutral by 2050, will be supportive policy to ensure a global level playing field and so ArcelorMittal supports the European Commission’s Green Deal, and believes the right market mechanisms are a critical part of enabling the deployment of low-emissions steelmaking. This includes a carbon border equalization complementary to the existing Emissions Trading System ("ETS") and the Just Transition Fund, to invest in research, innovation and green technology.
•
On December 11, 2019 ArcelorMittal repurchased bonds pursuant to its invitation for offers to sell any and all bonds for cash in relation to the following bonds issued by ArcelorMittal EUR 600,000,000 2.875% Notes due 6 July 2020 ("2020 Bonds"); and EUR 500,000,000 3.000% Notes due 9 April 2021 ("2021 Bonds"). ArcelorMittal paid total consideration (including accrued interest) of €554.9 million to purchase €318 million of the 2020 Bonds and €214 million of the 2021 Bonds.

•
On November 27, 2019, ArcelorMittal confirmed that it had given notice that it would redeem all of the outstanding 5.500% Notes due March 1, 2021 on December 27, 2019. Following prior tender offers, the current outstanding principal amount of the 5.500% Notes was U.S. $756,095,000 (original issuance of $1,500,000,000), which were redeemed in full.

•
On November 26, 2019, ArcelorMittal announced plans to roll out a new sustainability programme across Europe, aiming to secure ResponsibleSteel site certification for all its ArcelorMittal Europe - Flat Products sites. The 12-month programme will enable each site to prove that our production processes meet rigorously defined standards across a broad range of social, environmental and governance criteria. ResponsibleSteel is the industry’s first global multi-stakeholder standard and certification initiative, dedicated to defining and promoting responsible practice, aimed at improving: Climate change and greenhouse gas emissions; Water stewardship and biodiversity; Human rights & labour rights; Community relations and business integrity. The standard is based on 12 principles with a variety of criteria and underlying requirements. To be awarded with ResponsibleSteel certification, each site will undergo a rigorous third-party audit with an independent Certification Committee making the final certification decision.

•
On November 19, 2019, ArcelorMittal announced the issuance of €750 million 1.0% Notes due May 19, 2023 (the “2023 Notes”) and €750 million 1.750% Notes due November 19, 2025 (the “2025 Notes” and together with the 2023 Notes, the “Notes”). The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes including refinancing of existing indebtedness.

•
In recent periods, the performance of ArcelorMittal South Africa (AMSA) has been challenged by increased electricity, port and rail regulated costs, and uncompetitive raw material sourcing as well as the ongoing weak economic backdrop in South Africa. AMSA has undertaken an intensive review of its business focused on cash preservation and cost reduction through an expanded Business Transformation Programme. At the same time a strategic asset footprint review was launched to establish an asset base with an enduring competitive advantage to ensure the long-term sustainability of the Company. Following this review, a large-scale employee reorganization (over 1000 employees) has been finalized with an additional repricing and rescoping of sub-contractor services expected by the end of 1Q 2020. During the first phase of the Asset Review it has been agreed to orderly and commercially wind-down the Saldanha Works. The process is progressing according to plan and is anticipated to be largely completed by the end of 1Q 2020. The second phase of the Asset Review commenced in November 2019, focusing on Newcastle Works and certain of the long steel products rolling facilities in Pretoria and Vereeniging. The objective of this phase of the review is to sustainably improve these operations’ structural cost position and service offerings. The closure of significant long steel product plants is not anticipated in the near future, and notably, primary steel making operations will continue in the short-term at Newcastle Works, although it will now be focused on primarily serving the domestic and Africa Overland markets. Significant organizational configuration opportunities have been identified to improve both operational effectiveness and controllable cost competitiveness of not only the long steel product business, but that of the overall Company.

Dividend
ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, return a percentage of free cash flow annually. Given the improving balance sheet strength and ongoing deleveraging, the Board proposes the base dividend for 2020 (in respect of 2019) of $0.30 per share which will be proposed to the shareholders at the Annual General Meeting in May 2020.
Financial calendar for 2020
•	General Meeting of Shareholders:
•	May 5, 2020: ArcelorMittal Annual General Meeting
•	Earnings results announcements:
•	May 7, 2020: earnings release 1Q 2020
•	July 30, 2020: earnings release 2Q 2020 and half year 2020
•	November 5, 2020: earnings release 3Q 2020

Outlook and guidance
Based on the current economic outlook, ArcelorMittal expects an expansion in global apparent steel consumption (“ASC”) in 2020 by +1.0% to +2.0% (versus growth of +1.1% in 2019).
Supply chain destocking constrained demand in our core markets, particularly for flat products, and the Company estimates that World-ex China ASC declined by 0.8% in 2019. China had a better than expected year with ASC estimated to have increased by 3.2%. Whilst acknowledging the risks and uncertainties, ArcelorMittal believes that there are signs that the real demand slowdown is beginning to stabilise, and the supportive inventory environment means that we are more optimistic on the apparent demand outlook for 2020. By region:

•
In the US, ASC is expected to grow within a range of +0.0% to +1% in 2020 (versus an estimated -1.7% contraction in 2019), with stronger ASC in flat products offsetting an anticipated decline in ASC for long products.

•
In Europe, ASC is expected to grow within a range of +1.0% to +2.0% in 2020 (versus an estimated -4.3% contraction in 2019); although automotive is expected to remain weak, the end of destocking is expected to support improved ASC for flat products, similarly the end of destocking should offset the impact of the slowdown in construction activity on long products ASC.

•
In Brazil, ASC is expected to rebound in 2020 with growth expected in the range of +4.0% to +5.0% (versus estimated -2.6% contraction in 2019) following the pronounced destocking of flat products in 2019 and expected growth in construction activity.

•	In the CIS, ASC growth in 2020 is expected to slow but remain positive within a range of +0.0% to +1.0% (versus +4.0% estimated growth in 2019).
•	As a result, overall World ex-China ASC in 2020 is expected to grow within the range of +2.0% to +2.5% (versus estimated -0.8% contraction in 2019).
•
In China, overall demand is expected to grow in 2020 within a range of +0.0% to +1.0% (versus estimated growth of +3.2% in 2019) driven by robust real estate activity and reflect our current view on Coronavirus.

The China and global ASC forecast reflect the Company’s base case view of the impact of Coronavirus. Absent a degradation of the situation and/or a further extension of the holiday period, we believe the effect of the Coronavirus will likely have a short-term negative demand impact in China and to a lesser degree elsewhere. Our current view is that the vast majority of the impact on 1Q 2020 demand is expected to be recovered throughout the remainder of the year. Our perspective on the fundamentals of the Chinese steel market remain unchanged.
The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) to total $4.5 billion in 2020 versus $5.0 billion in 2019. The Company maintains the ability to adapt its capex plans to the operating environment and now expects FY 2020 to be $3.2 billion (down from $3.6 billion in 2019). Interest expense in 2020 is expected to be $0.5 billion (versus $0.6 billion in 2019) while cash taxes, pensions and other cash costs are expected to be stable at $0.8 billion (versus 2019).
The Group released $2.2 billion in working capital in 2019 (versus working capital investment of $4.4 billion in 2018). Whilst we do not at this stage want to give a firm target or specific guidance for working capital needs in 2020 (due to the fact that it is so dependent on operating conditions towards the end of the year), should market conditions remain at current levels then there is the potential to reduce working capital by a further $1 billion.

As previously announced in the 2Q 2019 results, and in line with our ongoing efforts to optimize our asset portfolio, we have identified opportunities to unlock $2 billion of value from the portfolio over the next 2 years. The Company has made good progress to date and has achieved ~$0.6 billion (including Gerdau stake sale ($0.1 billion) and the sale of a 50% stake in Global Chartering Ltd which is expected to reduce net debt in total by $0.5 billion ($0.4 billion in 4Q 2019 and $0.1 billion early 2020). We remain engaged in active discussions with interested parties on several additional opportunities.
Given the ongoing focus on delivering the $1 billion of identified cost improvement plans in order to fully achieve the Action2020 targets, the potential for a circa $1 billion working capital release assuming market conditions remain at current levels, together with further progress on portfolio optimisation efforts, the Company is optimistic that it can achieve its $7.0 billion net debt objectives by year end 2020 which would provide strong foundations for improved shareholder returns going forward.
ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, given the resilient cash flow and progress towards its net debt target, the Board proposes a base dividend of $0.30 per share for 2020 (in respect of 2019) which will be proposed to the shareholders at the Annual General Meeting in May 2020.

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Dec 31, 2019	Sept 30, 2019	Dec 31, 2018
ASSETS
Cash and cash equivalents	4,995	3,647	2,354
Trade accounts receivable and other	3,569	4,340	4,432
Inventories	17,296	18,938	20,744
Prepaid expenses and other current assets	2,756	2,830	2,834
Assets held for sale[9]	—	115	2,111
Total Current Assets	28,616	29,870	32,475

Goodwill and intangible assets	5,432	5,408	5,728
Property, plant and equipment	36,231	35,903	35,638
Investments in associates and joint ventures	6,529	4,826	4,906
Deferred tax assets	8,680	8,449	8,287
Other assets	2,420	3,691	4,215
Total Assets	87,908	88,147	91,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,869	3,337	3,167
Trade accounts payable and other	12,614	12,440	13,981
Accrued expenses and other current liabilities	5,804	5,288	5,486
Liabilities held for sale[9]	—	29	821
Total Current Liabilities	21,287	21,094	23,455

Long-term debt, net of current portion	11,471	10,968	9,316
Deferred tax liabilities	2,331	2,160	2,374
Other long-term liabilities	12,336	11,696	11,996
Total Liabilities	47,425	45,918	47,141

Equity attributable to the equity holders of the parent	38,521	40,242	42,086
Non-controlling interests	1,962	1,987	2,022
Total Equity	40,483	42,229	44,108
Total Liabilities and Shareholders’ Equity	87,908	88,147	91,249

ArcelorMittal Condensed Consolidated Statement of Operations1
	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2019	Sept 30, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Sales	15,514	16,634	18,327	70,615	76,033
Depreciation (B)	(802)	(766)	(723)	(3,067)	(2,799)
Impairment charges net of purchase gains (B)	(830)	—	(215)	(1,927)	(810)
Exceptional items[3] (B)	(828)	—	29	(828)	(117)
Operating (loss) / income (A)	(1,535)	297	1,042	(627)	6,539
Operating margin %	(9.9)%	1.8%	5.7%	(0.9)%	8.6%

Income from associates, joint ventures and other investments	20	25	227	347	652
Net interest expense	(140)	(152)	(140)	(607)	(615)
Foreign exchange and other net financing loss	(117)	(524)	(556)	(1,045)	(1,595)
(Loss) / income before taxes and non-controlling interests	(1,772)	(354)	573	(1,932)	4,981
Current tax expense	(260)	(121)	(198)	(786)	(928)
Deferred tax (expense) / benefit	135	(64)	909	327	1,277
Income tax (expense) / benefit	(125)	(185)	711	(459)	349
(Loss) / income including non-controlling interests	(1,897)	(539)	1,284	(2,391)	5,330
Non-controlling interests loss / (income)	15	—	(91)	(63)	(181)
Net (loss) / income attributable to equity holders of the parent	(1,882)	(539)	1,193	(2,454)	5,149

Basic (loss) / earnings per common share ($)	(1.86)	(0.53)	1.18	(2.42)	5.07
Diluted (loss) / earnings per common share ($)	(1.86)	(0.53)	1.17	(2.42)	5.04

Weighted average common shares outstanding (in millions)	1,012	1,012	1,014	1,013	1,015
Diluted weighted average common shares outstanding (in millions)	1,012	1,012	1,020	1,013	1,021

OTHER INFORMATION
EBITDA (C = A-B)	925	1,063	1,951	5,195	10,265
EBITDA Margin %	6.0%	6.4%	10.6%	7.4%	13.5%

Own iron ore production (Mt)	14.8	13.6	14.9	57.1	58.5
Crude steel production (Mt)	19.8	22.2	22.8	89.8	92.5
Steel shipments (Mt)	19.7	20.2	20.2	84.5	83.9

ArcelorMittal Condensed Consolidated Statement of Cash flows1
	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2019	Sept 30, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Operating activities:
(Loss)/income attributable to equity holders of the parent	(1,882)	(539)	1,193	(2,454)	5,149
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests loss / (income)	(15)	—	91	63	181
Depreciation and impairment charges net of purchase gains	1,632	766	938	4,994	3,609
Exceptional items[3]	828	—	(29)	828	117
Income from associates, joint ventures and other investments	(20)	(25)	(227)	(347)	(652)
Deferred tax expense / (benefit)	(135)	64	(909)	(327)	(1,277)
Change in working capital	2,600	(203)	430	2,197	(4,384)
Other operating activities (net)	(76)	265	683	1,063	1,453
Net cash provided by operating activities (A)	2,932	328	2,170	6,017	4,196
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(815)	(941)	(1,156)	(3,572)	(3,305)
Other investing activities (net)	(936)	125	(770)	(252)	(454)
Net cash used in investing activities	(1,751)	(816)	(1,926)	(3,824)	(3,759)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	126	804	(406)	1,262	(212)
Dividends paid	(21)	(61)	(32)	(332)	(220)
Share buyback	—	—	—	(90)	(226)
Lease payments and other financing activities (net)	(86)	(84)	27	(326)	(31)
Net cash provided by / (used in) financing activities	19	659	(411)	514	(689)
Net increase / (decrease) in cash and cash equivalents	1,200	171	(167)	2,707	(252)
Cash and cash equivalents transferred (to)/from assets held for sale	—	—	13	10	(10)
Effect of exchange rate changes on cash	131	(155)	3	(22)	(140)
Change in cash and cash equivalents	1,331	16	(151)	2,695	(402)

Free cash flow (C=A+B)	2,117	(613)	1,014	2,445	891

Appendix 1: Product shipments by region
(000'kt)	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Flat	4,325	4,454	4,406	18,261	19,113
Long	819	847	890	3,260	3,554
NAFTA	5,029	5,135	5,173	20,921	22,047
Flat	1,553	1,513	1,832	6,328	6,421
Long	1,176	1,312	1,232	4,918	5,087
Brazil	2,717	2,810	3,053	11,192	11,464
Flat	6,827	7,225	7,398	31,523	29,510
Long	2,323	2,333	2,666	10,360	11,367
Europe	9,290	9,698	10,098	42,352	41,020
CIS	2,087	1,657	1,645	7,425	7,251
Africa	890	1,060	1,023	4,112	4,491
ACIS	2,985	2,718	2,669	11,547	11,741
Note: “Others and eliminations” are not presented in the table1

Appendix 2a: Capital expenditures
(USDm)	4Q 19	3Q 19	4Q 18	12M 19	12M 18
NAFTA	191	210	244	727	669
Brazil	96	68	102	328	244
Europe	273	390	499	1,353	1,336
ACIS	108	153	159	513	534
Mining	133	107	143	480	485
Total	815	941	1,156	3,572	3,305
Note: “Others” are not presented in the table1

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Completed projects in most recent quarters
Segment	Site / unit	Project	Capacity / details	Actual completion
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	4Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	2Q 2019

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Forecasted completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	2020
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021(a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(b)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2022(c)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(d)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(d)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(e)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion, investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed in 2021.

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.

c) In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The three-year ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Project completion is expected at the end of 2022.

d) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade)
projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

e) ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia has completed the detailed feasibility study to identify optimal concentration solution for utilizing resources at Tokadeh and other deposits and is working on the final investment submission.

Appendix 3: Debt repayment schedule as of December 31, 2019
(USD billion)	2020	2021	2022	2023	2024	≥2024	Total
Bonds	0.5	0.3	1.5	1.4	1.9	3.7	9.3
Commercial paper	1.2						1.2
Other loans	1.1	0.7	0.4	0.8	0.2	0.6	3.8
Total gross debt	2.8	1.0	1.9	2.2	2.1	4.3	14.3

Appendix 4: Reconciliation of gross debt to net debt
(USD million)	Dec 31, 2019	Sept 30, 2019	Dec 31, 2018
Gross debt (excluding that held as part of the liabilities held for sale)	14,340	14,305	12,483
Gross debt held as part of the liabilities held for sale	—	—	77
Gross debt	14,340	14,305	12,560
Less:
Cash and cash equivalents	(4,995)	(3,647)	(2,354)
Cash and cash equivalents held as part of the assets held for sale	—	—	(10)
Net debt (including that held as part of the assets and the liabilities held for sale)	9,345	10,658	10,196

Net debt / LTM EBITDA	1.8	1.7	1.0

Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Adjusted net (loss) / income: refers to reported net (loss) / income less impairment and exceptional items.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment expenses and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex.
Gross debt: long-term debt, plus short-term debt (including that held as part of the liabilities held for sale). Long-term debt and short-term debt include IFRS 16 “Leases” liabilities impact.
Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
MT: refers to million metric tonnes
Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale). Long-term debt and short-term debt include IFRS 16 “Leases” liabilities impact
Net debt/LTM EBITDA: refers to Net debt divided by last twelve months (LTM) EBITDA calculation.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
PMI: refers to purchasing managers index (based on ArcelorMittal estimates)
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as EBITDA total less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.

Appendix 6: Adjusted net (loss) / income
(USDm)	4Q 19	3Q 19	4Q 18	12M 19	12M 18
Net (loss) / income	(1,882)	(539)	1,193	(2,454)	5,149
Impairment	(830)	—	(215)	(1,927)	(810)
Exceptional items	(828)	—	29	(828)	(117)
Adjusted net (loss) / income	(224)	(539)	1,379	301	6,076

Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents Adjusted net (loss) / income as it believes it is a useful measure for the underlying business performance excluding impairment and exceptional items. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve-month period, which investors may find useful in understanding the Company's ability to service its debt. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies.

2.
Annual FY 2019 LTIF rate of 0.75x and LTIF rate of 0.69x in FY 2018 exclude ArcelorMittal Italia. Health and safety performance inclusive of ArcelorMittal Italia and related facilities (“ArcelorMittal Italia”) (consolidated as from November 1, 2018) was 1.25x for 4Q 2019 and 1.36x for 3Q 2019. Health and safety figures excluding ArcelorMittal Italia were 0.84x for 4Q 2019 as compared to 0.82x for 3Q 2019. From 1Q 2019 onwards, the methodology and metrics used to calculate health and safety figures for ArcelorMittal Italia have been harmonized with those of ArcelorMittal.

3.
Impairment charges for 12M 2019 were $1.9 billion related to impairment of the fixed assets of ArcelorMittal USA ($1.3 billion) following impairment assessments performed in the second and fourth quarters of 2019, primarily resulting from decreases in the near-term average selling prices assumptions, remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and $0.1 billion impairment costs in South Africa. Impairment charges net of purchase gains for 12M 2018 were $810 million and included $0.7 billion primarily related to Ilva and the remedy asset sales for the Ilva acquisition and the agreed remedy package required for the approval of the Votorantim acquisition[5]. Impairment charges for 4Q 2019 were $830 million and related to impairment of the fixed assets of ArcelorMittal USA ($0.7 billion) following impairment assessments performed during the fourth quarter of 2019, primarily resulting from a further decrease in the near-term average selling price assumption and $0.1 billion in South Africa. Impairment charges for 3Q 2019 were nil. Impairment charges net of purchase gains for 4Q 2018 of $0.2 billion include $0.4 billion impairment expenses for ArcelorMittal Italia remedies and $0.2 billion purchase gains on the ArcelorMittal Italia acquisition. Exceptional items for FY 2019 were charges of $828 million as compared to charges of $117 million for FY 2018. Exceptional items for FY 2019 primarily include inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. Exceptional items for FY 2018 primarily consisted of $113 million in charges related to a blast furnace dismantling in Florange (France), $60 million in charges related to the new collective labour agreement in the US (including a signing bonus), a $146 million provision taken in 1Q 2018 in respect of a litigation case that was paid in 3Q 2018[6] offset in part by PIS/COFINS tax credits[13] related to prior periods recognized in Brazil of $202 million. Exceptional items for 4Q 2019 of $828 million primarily include inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. Exceptional items for 4Q 2018 were $29 million primarily related to income of $202 million for PIS/COFINS tax credits related to prior periods recognized in Brazil, offset in part by $113 million in charges related to a blast furnace dismantling in Florange (France), and $60 million related to the new collective labour agreement in the US (including a signing bonus).

4.
ArcelorMittal has applied IFRS 16 "Leases" as of January 1, 2019. Due to the transition option selected, the prior-period data has not been restated. IFRS 16 "Leases" provides a single lessee accounting model requiring lessees to recognize right-of-use assets and lease liabilities for all non-cancellable leases except for short-term leases and leases of low value assets. The right-of-use assets are recognized as property, plant and equipment and measured on January 1, 2019 at an amount equal to the lease liability recognized as debt (short term $0.3 billion and long term $0.9 billion impact as of January 1, 2019) and measured on the basis of the net present value of remaining lease payments. On January 1, 2019 net debt increased accordingly by $1.2 billion following the adoption of IFRS 16 "Leases" standard. The recognition of the lease expense in EBITDA for leases previously accounted for as operating leases is replaced by a depreciation expense related to the right-of-use assets and an interest expense reflecting the amortization of the lease liability. In addition, cash payments relating to the repayment of the principal amount of the lease liability are presented in the consolidated statements of cash flows as outflows from financing activities while lease payments for operating leases were previously recognized as outflows from operating activities.

5.
On April 20, 2018, following the approval by the Brazilian antitrust authority - CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense was sold to the company Aço Verde do Brasil as part of CADE's conditional approval.

6.
In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations concerning the ArcelorMittal entities that were under investigation. The payment was made in August 2018.

7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options.  During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The facility may be further extended for an additional year in December 2020. As of December 31, 2019, the $5.5 billion revolving credit facility was fully available.

9.
Steelton is no longer held for sale as of December 31, 2019. Assets and liabilities held for sale, as of September 30, 2019 are related to the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of December 31, 2018, include the ArcelorMittal Italia remedy package assets (as previously disclosed in the 1Q 2018 earnings release) and the USA long product facilities at Steelton.

10.
Relates to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar Steel India transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad. The hedge was unwound on the closing of the acquisition in 4Q 2019. On October 17, 2018, the Company announced that it had approved a payment of 7,469 crore rupees (c. $1 billion, subsequently paid) to the financial creditors of Uttam Galva and KSS Petron to clear overdue debts in order that the offer it submitted for ESIL on April 2, 2018 would be eligible and considered by ESIL’s Committee of Creditors.

11.
Weak global steel demand has contributed to further price and margin compression during 4Q 2019. Correspondingly the demand for higher priced iron ore direct charge materials (i.e., pellets and higher-grade ore) decreased and related quality premia declined in line with the market conditions.

12.
On December 23, 2019, ArcelorMittal, announced it had signed a share purchase agreement with DryLog Ltd (DryLog) for the sale of a 50% stake in Global Chartering Limited (GCL), its wholly owned shipping business, and will subsequently form a 50:50 shipping joint venture with DryLog. The transaction closed on December 31, 2019. The stake sale and JV formation is expected to reduce ArcelorMittal’s net debt by $530 million, with $400 million on completion and a further $130 million due in early 2020. The transaction is part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021. The JV is accounted for using the equity method as from the acquisition date.

13.
The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes based on the turnover of companies. The PIS is intended to finance the unemployment insurance system, and COFINS to fund Social Security. For over two decades, ArcelorMittal Brasil has been challenging the basis of the calculation of the COFINS and PIS, specifically, whether Brazilian ICMS (tax on sales and services) may be deducted from the base amount on which PIS and COFINS taxes are calculated. Following the Supreme Court’s decision in the leading case and certain lower court decisions applying it, the Court issued final and unappealable judgments in certain of the cases filed by ArcelorMittal Brasil, thereby granting ArcelorMittal Brasil the right to exclude ICMS from the PIS/COFINS tax base and the right to recognize the relevant credits from the past. Accordingly, ArcelorMittal Brasil recognized $202 million additional PIS/COFINS credits in 4Q 2018 for the period of 2005 to 2013.

Fourth quarter 2019 earnings analyst conference call
ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to present and comment on the three-month and twelve-month periods ended December 31, 2019 on: Thursday February 6, 2020 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
To listen to the webcast recording, please visit the results section on our website once the event has finished.
Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.